1 Corporate Way
Lansing, MI 48951
517/381-5500

September 17, 2024

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
Jackson Credit Opportunities Fund; File Nos. 333-273363 and 811-23889
Jackson Real Assets Fund; File Nos: 333-276061 and 811-23920
(Collectively, the “Assureds”)

Dear Sir/Madam:

Enclosed for filing pursuant to Rule 40-17g1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which meet the requirements of Rule 40-17g1(a) through (e), as follows:

(a)	A copy of Rider No. 12 to the Investment Company Blanket Bond (“Fidelity Bond”) increasing the limit of liability coverage (Exhibit 99-1);
(b)
A copy of the Secretary Certificate reflecting the approval of the resolution of a majority of Trustees of the Board of the Assureds who are not “interested persons” of the Trusts, approving the increase in coverage (Exhibit 99-2);

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Fidelity Bond (Exhibit 99-3);

(d)	Premiums for the Fidelity Bond have been paid for the policy period; and
(e)	A copy of the executed Joint Fidelity Bond Agreement between the Assureds in accordance with Rule 40-17g1(f) (Exhibit 99-4).

If there are any questions regarding this filing, please contact me at (517) 574-2089.

Sincerely yours,

/s/ Emily J. Bennett

Emily J. Bennett
Vic President & Assistant Secretary

Enclosures